Entergy Services, Inc. 639 Loyola Avenue New Orleans, LA 70113 Tel 504 576 5035 Fax 504 576 2187 amount@entergy.com
Alyson M. Mount Sr. Vice President & Chief Accounting Officer

July 8, 2016

Ms. Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Re:	Entergy Corporation Form 10-K for the Fiscal Year Ended December 31, 2015 Filed February 26, 2016 Response Dated June 17, 2016 File No. 001-11299

Dear Ms. Thompson:

Following is Entergy's response to the comment of the Staff of the United States Securities and Exchange Commission set forth in your letter to Ms. Alyson M. Mount dated June 30, 2016. For the convenience of the Staff, the Staff's comment is reproduced and followed by Entergy’s response.

Form 10-K for the year ended December 31, 2015

Entergy Corporation

Notes to Financial Statements

Note 3. Income Taxes

Other Tax Matters, page 127

1. We note your response to comment 2 and have the following comments:

•	You state under section B.1. that prior to the business combination, full recognition of the decommissioning liabilities for your owned nuclear power plants was not allowed for tax purposes but the business combination allowed Legacy ELL and EGSL to fully recognize them. Please explain to us in more detail this change in treatment of the decommissioning liabilities and why the business combination allowed for it to happen.

•	Please also tell us if this change in treatment was specifically addressed in the private letter ruling from the I.R.S. that you referenced in your response.

•
Finally, since this transaction had a material impact on your 2015 income taxes and net income, please consider revising future filings in an appropriate location to better explain the tax impacts of this transaction to your investors. For example, we believe disclosing that this transaction created both temporary and permanent tax differences and briefly explaining the accounting impact of each would provide useful information to Entergy’s and Entergy Louisiana’s investors.

Response:

A.	Overview

Prior to the business combination, for federal income tax purposes EGSL’s and Legacy ELL’s nuclear decommissioning liabilities (NDLs) were fixed and determinable, but were not recognized as liabilities because the NDLs did not satisfy what is referred to as the “economic performance” requirement. A liability must satisfy this third requirement in order to be recognized for tax purposes. For NDLs, the economic performance requirement usually is not satisfied until decommissioning occurs. Even though economic performance has not occurred, however, a liability that is fixed and determinable is includable in a transferor’s amount realized if the transferee assumes that liability. Consequently, EGSL and Legacy ELL were required to include the NDLs in their amount realized on the transfers to ELL. Under the tax regulations, inclusion in the amounts realized satisfied the economic performance requirement for the EGSL and Legacy ELL NDLs and thus EGSL and Legacy ELL recognized the NDLs when the transfer occurred.

B.	Tax Law Analysis

For accrual method taxpayers, a liability is incurred and generally taken into account for federal income tax purposes in the year in which all the events have occurred that establish the fact of the liability (the liability is “fixed”), the amount of the liability can be determined with reasonable accuracy (the liability is “determinable”), and economic performance has occurred with respect to the liability. Treas. Reg. § 1.446-1(c)(1)(ii)(A). Liabilities that are legal obligations and reasonably estimable, such as the pre-transfer EGSL and Legacy ELL NDLs, are still not incurred, and therefore not deductible for federal income tax purposes, until the taxable year in which economic performance has occurred with respect to such liabilities. Section 461(h); Treas. Reg. § 1.461-(4)(a)(1). The legislative history of section 461(h) provides that “[i]f economic performance has occurred, the amount is treated as incurred for all purposes of the Code.” H.R. Rep. No. 98-432, Part II, at 1255 (1984), reprinted in, 1984 U.S.C.C.A.N. 697, 91.

Treas. Reg. § 1.461-4(d)(5) provides an exception to the general economic performance rule where the taxpayer sells or exchanges a trade or business. “If, in connection with the sale or exchange of a trade or business by a taxpayer, the purchaser expressly assumes a liability arising out of the trade or business that the taxpayer but for the economic performance requirement would have been entitled to incur as of the date of the sale, economic performance with respect to that liability occurs as the amount of the liability is properly included in the amount realized on the transaction by the taxpayer.” Treas. Reg. § 1.461-4(d)(5)(i).

C.	IRS Ruling

The IRS private letter ruling issued to EGSL and Legacy ELL directly addresses the income tax treatment outlined above. Specifically, the letter ruling holds that (i) each company’s amount realized on its transfer of assets to ELL included its respective NDL, and (ii) each transferor will be entitled to treat its NDL as satisfying economic performance under Treas. Reg. § 1.461-4(d)(5). P.L.R. 201521005 (Jan. 8, 2015), Rulings # 7 and 8.

D.	Conclusion

Both EGSL and Legacy ELL consequently included their respective NDL in their amount realized on the transfers to ELL. EGSL and Legacy ELL were therefore entitled to treat their NDL as having satisfied economic performance. The inclusion of the NDL in the amount realized resulted in taxable gain and a step-up in the tax basis of the transferred property, and treating the NDL as satisfying economic performance entitled EGSL and Legacy ELL to deductions for their NDLs.

E.	Future Disclosures

Beginning with Entergy’s Second Quarter 2016 Form 10-Q filing, when we have tax events with a material effect on tax expense and net income, we will more fully explain the tax effects of the events. Regarding this specific transaction, when it is disclosed in a future filing we will disclose that both temporary and permanent tax differences were created and explain the accounting effect of each.

* * * * * * * * * * * * * * * * * * * * * * * * * * * *

In making this response, Entergy acknowledges that:

*	Entergy is responsible for the adequacy and accuracy of the disclosure in its 2015 Form 10-K;

*	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Entergy’s 2015 Form 10-K; and

*	Entergy may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss Entergy's response to the Staff's comment or if you would like to discuss any other matters, please contact Paul Ory at (504) 576-4482 or me at (504) 576-5035.

Sincerely,

/s/ Alyson M. Mount

Alyson M. Mount
Senior Vice President and Chief Accounting Officer

Cc:	Leo P. Denault Andrew S. Marsh Patrick J. Condon Paul J. Ory